

NEWS RELEASE

Media Contact: Doug Kline
                   Sempra Energy
                   (877) 340-8875
                   dkline@sempra.com
                   www.sempra.com

Financial Contact: Glen Donovan
                    Sempra Energy
                    (877) 736-7727
                    investor@sempra.com

SEMPRA ENERGY REPORTS
FIRST-QUARTER 2010 EARNINGS

SAN DIEGO, May 4, 2010 – Sempra Energy (NYSE: SRE) today reported first-quarter 2010 earnings of $106 million, or $0.42 per diluted share, compared with $316 million, or $1.29 per diluted share, in the first quarter 2009.

First-quarter 2010 earnings included a charge of $96 million after tax, or $0.38 per diluted share, related to the energy-crisis litigation settlement announced last week. The reduction in first-quarter earnings also reflected poor performance at the company's commodities joint venture. In February, Sempra Energy announced it intends to exit the joint venture. Excluding the $96 million energy-crisis litigation charge, Sempra Energy had earnings of $202 million, or $0.81 per diluted share, in the first quarter 2010.

 "While the quarterly results at our commodities joint venture were disappointing, our core businesses continue to perform in-line with expectations," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "We have an active sales process under way for the commodities joint venture and expect to exit the business completely in the latter half of this year.

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SEGMENT RESULTS

San Diego Gas & Electric

First-quarter earnings for San Diego Gas & Electric (SDG&E) were $83 million in 2010, compared with $99 million in 2009, due primarily to higher liability insurance premiums for wildfire coverage and a tax charge resulting from the recently enacted federal health care legislation. In the first quarter last year, SDG&E also benefited from the favorable resolution of a litigation matter.

Southern California Gas Co.

Earnings for Southern California Gas Co. (SoCalGas) in the first quarter 2010 increased to $65 million from $59 million in last year's first quarter, due to higher authorized margins and regulatory awards, as well as lower bad debt expense. The improvement in the quarter was partially offset by higher taxes resulting from the recently enacted federal health care legislation.

Last month, SoCalGas received approval from the California Public Utilities Commission for the utility's $1.05 billion advanced metering program. In 2012, SoCalGas will begin replacing its customers' six million meters with digital devices that allow two-way communications.

Sempra Generation

Sempra Generation recorded a first-quarter loss of $53 million in 2010, compared with earnings of $43 million in 2009, primarily due to an $84 million after-tax charge related to the energy-crisis litigation settlement, as well as scheduled major maintenance costs and associated downtime.

Sempra Pipelines & Storage

First-quarter earnings for Sempra Pipelines & Storage were $38 million in 2010, up from $37 million last year.

Yesterday, Sempra Pipelines & Storage announced that it had completed its acquisition of the Mexican pipeline and gas infrastructure assets of El Paso Corp. The acquisition involves a natural gas pipeline and compression assets in the Mexican state of Sonora and a 50-percent interest in a joint venture with PEMEX, the Mexican state-owned oil company. The joint venture operates two natural gas pipelines and a propane system in northern Mexico.

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Sempra LNG

Sempra LNG earned $32 million in the first quarter 2010, compared with a loss of $7 million in the first quarter 2009, due primarily to the start-up of marketing and terminal operations.

On April 22, Sempra LNG announced an agreement with Gazprom Global LNG Ltd. that will allow Gazprom to sell and deliver up to two liquefied natural gas cargoes per month to Sempra LNG's Cameron LNG terminal near Lake Charles, La., beginning next month.

Sempra Commodities

Sempra Energy's commodity operations lost $5 million in the first quarter 2010, compared with earnings of $114 million last year. The loss was due primarily to reduced margins in oil and European natural gas marketing, as well as higher costs for employee retention, and a $12 million after-tax charge related to the energy-crisis litigation settlement. Sempra Energy said the performance at Sempra Commodities is not expected to show significant improvement prior to the completion of the sales process, because of low commodity prices and the disruptions caused by the sale.

On Feb. 16, Sempra Energy and The Royal Bank of Scotland (RBS) announced a definitive agreement to sell the international oil, metals and European businesses of the RBS Sempra Commodities joint venture to J.P. Morgan Chase & Co. for an expected $1.7 billion. An active sales process is under way for the remaining North American natural gas and power businesses. Sempra Energy expects the sale of both parts of the joint venture to be completed in the latter half of 2010.

EARNINGS OUTLOOK

Assuming break-even performance at RBS Sempra Commodities and the $96 million after-tax litigation charge, Sempra Energy now expects earnings per share of $3.15 to $3.40 in 2010, compared with previous per-share guidance of $4.25 to $4.50.

INTERNET BROADCAST

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EDT with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering passcode 3541735.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2009 revenues of more than $8 billion. The Sempra Energy companies' 13,800 employees serve about 29 million consumers worldwide.

Complete financial tables, including earnings information by business unit, are available on Sempra Energy's Web site at http://www.sempra.com/downloads/1Q2010.pdf.

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "could," "should," or similar expressions, or discussions of strategies, plans or intentions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, California State Legislature, California Department of Water Resources, Federal Energy Regulatory Commission, Federal Reserve Board, and other regulatory and governmental bodies in the United States and other countries where the company does business; capital market conditions and inflation, interest and exchange rates; energy and trading markets, including the timing and extent of changes and volatility in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the Securities and Exchange Commission. These reports are available through the EDGAR system without charge at the SEC's Web site, www.sec.gov and on the company's Web site, at www.sempra.com.

Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and RBS Sempra Commodities dba Sempra Energy Solutions and Sempra Energy Trading are not the same companies as the utility, San Diego Gas & Electric (SDG&E) or Southern California Gas Company (SoCalGas), and Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and RBS Sempra Commodities dba Sempra Energy Solutions and Sempra Energy Trading are not regulated by the California Public Utilities Commission.

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SEMPRA ENERGY
Table A

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended March 31,		
(Dollars in millions, except per share amounts)		2010		2009
		(unaudited)		
REVENUES				
Sempra Utilities	$	1,912	$	1,642
Sempra Global and parent		622		466
Total revenues		2,534		2,108
EXPENSES AND OTHER INCOME				
Sempra Utilities:				
Cost of natural gas		(758)		(540)
Cost of electric fuel and purchased power		(148)		(171)
Sempra Global and parent:				
Cost of natural gas, electric fuel and purchased power		(338)		(268)
Other cost of sales		(25)		(17)
Litigation expense		(168)		7
Other operation and maintenance		(576)		(523)
Depreciation and amortization		(210)		(183)
Franchise fees and other taxes		(90)		(82)
Equity earnings:				
RBS Sempra Commodities LLP		7		153
Other		8		7
Other income, net		8		3
Interest income		4		6
Interest expense		(109)		(82)
Income before income taxes and equity earnings of certain unconsolidated subsidiaries		139		418
Income tax expense		(58)		(109)
Equity earnings, net of income tax		19		16
Net income		100		325
Losses (earnings) attributable to noncontrolling interests		8		(7)
Preferred dividends of subsidiaries		(2)		(2)
Earnings	$	106	$	316
Basic earnings per common share	$	0.43	$	1.31
Weighted-average number of shares outstanding, basic (thousands)		246,083		241,766
Diluted earnings per common share	$	0.42	$	1.29
Weighted-average number of shares outstanding, diluted (thousands)		250,373		245,017
Dividends declared per share of common stock	$	0.39	$	0.39

SEMPRA ENERGY
Table B

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	March 31, 2010		December 31, 2009	
	(unaudited)			
Assets				
Current assets:				
Cash and cash equivalents	$	222	$	110
Restricted cash		44		35
Accounts receivable, net		978		1,130
Due from unconsolidated affiliates		29		41
Income taxes receivable		156		221
Deferred income taxes		5		10
Inventories		160		197
Regulatory assets		90		54
Fixed-price contracts and other derivatives		85		77
Insurance receivable related to wildfire litigation		194		273
Other		144		147
Total current assets		2,107		2,295
Investments and other assets:				
Regulatory assets arising from fixed-price contracts and other derivatives		251		241
Regulatory assets arising from pension and other postretirement benefit obligations		978		959
Other regulatory assets		739		603
Nuclear decommissioning trusts		706		678
Investment in RBS Sempra Commodities LLP		2,178		2,172
Other investments		2,202		2,151
Goodwill and other intangible assets		523		524
Sundry		598		608
Total investments and other assets		8,175		7,936
Property, plant and equipment, net		18,490		18,281
Total assets	$	28,772	$	28,512
Liabilities and Equity				
Current liabilities:				
Short-term debt	$	912	$	618
Accounts payable		669		693
Due to unconsolidated affiliates		6		29
Dividends and interest payable		223		190
Accrued compensation and benefits		162		264
Regulatory balancing accounts, net		517		382
Current portion of long-term debt		327		573
Fixed-price contracts and other derivatives		108		95
Customer deposits		144		145
Reserve for wildfire litigation		300		270
Other		870		629
Total current liabilities		4,238		3,888
Long-term debt		7,198		7,460
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		-		2
Customer advances for construction		147		146
Pension and other postretirement benefit obligations, net of plan assets		1,268		1,252
Deferred income taxes		1,419		1,318
Deferred investment tax credits		53		54
Regulatory liabilities arising from removal obligations		2,598		2,557
Asset retirement obligations		1,298		1,277
Other regulatory liabilities		172		181
Fixed-price contracts and other derivatives		309		312
Deferred credits and other		698		735
Total deferred credits and other liabilities		7,962		7,834
Contingently redeemable preferred stock of subsidiary		79		79
Equity:				
Total Sempra Energy shareholders' equity		9,060		9,007
Preferred stock of subsidiaries		100		100
Other noncontrolling interests		135		144
Total equity		9,295		9,251
Total liabilities and equity	$	28,772	$	28,512

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Dollars in millions)	Three months ended March 31, 2010	Three months ended March 31, 2009
	(unaudited)	
Cash Flows from Operating Activities:		
Net income	$ 100	$ 325
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	210	183
Deferred income taxes and investment tax credits	61	(29)
Equity earnings	(34)	(176)
Other	7	49
Net change in other working capital components	534	491
Distribution from RBS Sempra Commodities LLP	-	305
Changes in other assets	18	10
Changes in other liabilities	(8)	(19)
Net cash provided by operating activities	888	1,139
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(446)	(492)
Expenditures for investments	(74)	(25)
Distributions from investments	24	5
Purchases of nuclear decommissioning and other trust assets	(44)	(45)
Proceeds from sales by nuclear decommissioning and other trusts	46	42
Other	(2)	(7)
Net cash used in investing activities	(496)	(522)
Cash Flows from Financing Activities:		
Common dividends paid	(86)	(86)
Preferred dividends paid by subsidiaries	(2)	(2)
Issuances of common stock	14	10
Repurchases of common stock	(2)	-
Increase (decrease) in short-term debt, net	294	(77)
Issuances of debt (maturities greater than 90 days)	12	22
Payments on debt (maturities greater than 90 days)	(507)	(6)
Purchase of noncontrolling interest	-	(94)
Other	(3)	5
Net cash used in financing activities	(280)	(228)
Increase in cash and cash equivalents	112	389
Cash and cash equivalents, January 1	110	331
Cash and cash equivalents, March 31	$ 222	$ 720

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS

(Dollars in millions)	Three months ended March 31, 2010		Three months ended March 31, 2009	
	(unaudited)			
Earnings (Losses)				
San Diego Gas & Electric	$	83	$	99
Southern California Gas		65		59
Sempra Commodities		(5)		114
Sempra Generation		(53)		43
Sempra Pipelines & Storage		38		37
Sempra LNG		32		(7)
Parent & Other		(54)		(29)
Earnings	$	106	$	316

(Dollars in millions)	Three months ended March 31, 2010		Three months ended March 31, 2009	
	(unaudited)			
Capital Expenditures and Investments				
San Diego Gas & Electric	$	290	$	229
Southern California Gas		114		112
Sempra Generation		4		3
Sempra Pipelines & Storage		110		101
Sempra LNG		2		71
Parent & Other		-		1
Consolidated Capital Expenditures and Investments	$	520	$	517

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended March 31,	
SEMPRA UTILITIES	2010	2009
Revenues (Dollars in millions)		
SDG&E (excludes intercompany sales)	$ 741	$ 730
SoCalGas (excludes intercompany sales)	$ 1,171	$ 912
Gas Sales (bcf)	132	131
Transportation (bcf)	117	128
Total Deliveries (bcf)	249	259
Total Gas Customers (Thousands)	6,614	6,582
Electric Sales (Millions of kWhs)	4,055	4,164
Direct Access (Millions of kWhs)	720	740
Total Deliveries (Millions of kWhs)	4,775	4,904
Total Electric Customers (Thousands)	1,380	1,373

SEMPRA GENERATION		
Power Sold (Millions of kWhs)	4,952	5,727

SEMPRA PIPELINES & STORAGE

(Represents 100% of the distribution operations of these subsidiaries, although subsidiaries in Argentina, Chile and Peru are not 100% owned by Sempra Energy. These subsidiaries are not consolidated within Sempra Energy and the related investments are accounted for under the equity method).

Natural Gas Sales (bcf)		
Argentina	64	65
Mexico	6	5
Mobile Gas	10	9
Natural Gas Customers (Thousands)		
Argentina	1,717	1,680
Mexico	91	94
Mobile Gas	92	94
Electric Sales (Millions of kWhs)		
Peru	1,479	1,393
Chile	600	677
Electric Customers (Thousands)		
Peru	870	845
Chile	582	566

SEMPRA ENERGY

Table E (Continued)

SEMPRA COMMODITIES

The following information for the Sempra Commodities segment includes information related to RBS Sempra Commodities LLP. The Sempra Commodities segment is composed primarily of the company's equity interest in RBS Sempra Commodities LLP, but also includes the results of Sempra Rockies Marketing. The margin and financial data below represent the total results of RBS Sempra Commodities LLP as calculated under International Financial Reporting Standards (IFRS).

RBS Sempra Commodities LLP

Operating Statistics

(in millions of US dollars)

RBS Sempra Commodities LLP - Joint Venture level margin(1)	Three months ended March 31, 2010	Three months ended March 31, 2009
Geographical:		
North America	$ 112	$ 252
Europe/Asia	95	102
Total	$ 207	$ 354
Product Line:		
Oil - Crude & Products	$ (13)	$ 123
Power	105	93
Natural Gas	33	78
Metals	61	54
Other	21	6
Total	$ 207	$ 354

Financial Information

(in millions of US dollars)

RBS Sempra Commodities LLP	Three months ended March 31, 2010		Three months ended March 31, 2009	
	Joint Venture Total	Sempra Share(2)	Joint Venture Total	Sempra Share(2)
Fee income and trading revenue, net of selling costs	$ 207		$ 354	
Operating and other expenses	(208)		(200)	
Joint Venture (losses) distributable income	$ (1)		$ 154	
Preferred return on capital	$ -	$ -	$ 77	$ 59
Loss allocation - 50% Sempra / 50%RBS(3)	(1)	(1)	-	-
1st allocation - 70% Sempra / 30% RBS(3)	-	-	77	55
2nd allocation - 30% Sempra / 70% RBS	-	-	-	-
(Losses) distributable income	$ (1)	$ (1)	$ 154	$ 114

Sempra Commodities Earnings

(in millions of US dollars)	Three months ended March 31, 2010	Three months ended March 31, 2009
Sempra share of (losses) distributable income - IFRS basis	$ (1)	$ 114
U.S. GAAP conversion impact	8	39
Sempra equity earnings before income taxes - U.S. GAAP basis	7	153
Income tax (expense) benefit	1	(37)
Sempra equity earnings from RBS Sempra Commodities LLP	8	116
Other segment activity	(13)	(2)
Sempra Commodities earnings (losses)	$ (5)	$ 114

(1) Margin consists of operating revenues less cost of sales (primarily transportation and storage costs) reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

(2) After a 15% preferred return to Sempra and then a 15% return to RBS, Sempra receives 70% of the next $500 million and 30% of any remaining income on an annual basis. Losses are shared equally between Sempra and RBS.

(3) Includes certain transition costs specifically allocated to Sempra and RBS.